                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U5B
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                               Ameren Corporation

                           --------------------------

                               Name of Registrant

               Name, Title and Address of Officer to whom Notices
                  and Correspondence concerning this Statement
                               should be Addressed


                                William E. Jaudes
                        Vice President & General Counsel
                               Ameren Corporation
                                One Ameren Plaza
                         1901 Chouteau Avenue (MC 1300)
                            St. Louis, Missouri 63103


                            Glossary of Defined Terms
                           ---------------------------

When used herein, the following terms shall have the meanings set forth below:

  Act                  Public Utility Holding Company Act of 1935, as amended

  ADC                  Ameren Development Company

  AMC                  Ameren Corporation

  AME                  Ameren Energy, Inc.

  AMS                  Ameren Services Company

  CEC                  CIPSCO Energy Company

  CIC                  CIPSCO Investment Company

  CIP                  Central Illinois Public Service Company

  CLC                  CIPSCO Leasing Company

  CLC-ALC              CLC Aircraft Leasing Company

  CLCLCA               CLC Leasing Company A

  CLCLCB               CLC Leasing Company B

  CLCLCC               CLC Leasing Company C

  CSC                  CIPSCO Securities Company

  CVC                  CIPSCO Venture Company

  EEI                  Electric Energy, Inc.

  ERC                  Ameren ERC, Inc.

  FERC                 Federal Energy Regulatory Commission

  Merger               The business combination among  Ameren Corporation, Union
                       Electric Company and CIPSCO Incorporated

  Merger U-1           The  Form U-1  Application/Declaration  filed  by  Ameren
                       Corporation in File No. 70-8945, as amended

  UDC                  Union Electric Development Corporation

  UEC                  Union Electric Company



                             REGISTRATION STATEMENT

         The  undersigned   holding  company  hereby  submits  its  registration
statement to the Commission pursuant to Section 5 of the Act.

1.       Exact name of registrant:  Ameren Corporation

2. Address of principal executive offices: One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, MO 63103

3. Name and address of chief accounting officer: Donald E. Brandt, Senior Vice President - Finance Ameren Corporation, One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, MO 63103

4. Certain information as to the registrant and each subsidiary company thereof:


             Col. A                                                     Col. B             Col. C          Col. D
         Name of Company                                            Organization           State          Business
         ---------------                                            ------------           -----          --------

         Ameren Corporation                                          Corporation             MO           Holding Co.

               Union Electric Co.                                    Corporation             MO           Electric & Gas
                                                                                                          Utility

                    Electric Energy, Inc.                            Corporation             IL           Electric

                    Union Electric Development                       Corporation             MO           Community
                    Corporation                                                                           Development &
                                                                                                          Energy-Related
                                                                                                          Investments

                         Civic Progress                              Limited                 MO           Community
                                                                     Partnership                          Development

                         Kiel Center Corporation                     Corporation             MO           Community
                                                                                                          Development

                         Kiel Investors, L.P.                        Limited                 MO           Community
                                                                     Partnership                          Development

                         Clark Enterprises Inc.                      Corporation             MO           Community
                                                                                                          Development

                         Lewis & Clark Industrial                    Corporation             MO           Community
                         Development Corporation                                                          Development

                         NEMO Bank Community                         Corporation             MO           Community
                         Development Corporation                                                          Development

                         St. Louis Equity Fund 1988                  Partnership             MO           Community
                                                                                                          Development

                         St. Louis Equity Fund 1990                  Partnership             MO           Community
                                                                                                          Development

                         St. Louis Equity Fund 1991                  Partnership             MO           Community
                                                                                                          Development

                         St. Louis Equity Fund 1992                  Partnership             MO           Community
                                                                                                          Development

                         St. Louis Equity Fund 1993                  Partnership             MO           Community
                                                                                                          Development

                         St. Louis Equity Fund 1994                  Partnership             MO           Community
                                                                                                          Development

                         St. Louis Equity Fund 1995                  Limited                 MO           Community
                                                                     Liability Co.                        Development

                         St. Louis Equity Fund 1996                  Limited                 MO           Community
                                                                     Liability Co.                        Development

                         St. Louis Equity Fund 1997                  Limited                 MO           Community
                                                                     Liability Co.                        Development

                         St. Louis Equity Fund 1998                  Limited                 MO           Community
                                                                     Liability Co.                        Development

                         Housing Missouri, Inc.                      Limited                 MO           Community
                                                                     Liability Co.                        Development

                            Housing Missouri 1996                    Limited                 MO           Community
                                                                     Liability Co.                        Development

                            Housing Missouri 1997                    Limited                 MO           Community
                                                                     Liability Co.                        Development

                         Gateway Energy Systems, L.C.                Limited                 MO           Energy-Related
                                                                     Liability Co.

                         Gateway Energy Alliance, L.C.               Limited                 MO           Energy-Related
                                                                     Liability Co.

                         Envirotech Investment                       Limited                 MO           Energy-Related
                         Fund, L.L.C.                                Liability Co.

               Central Illinois Public Service                       Corporation             IL           Electric & Gas
               Company                                                                                    Utility

                    Electric Energy, Inc.                            Corporation             IL           Electric

                    CIPS Energy, Inc.                                Corporation             IL           Inactive

                    Illinois Steam Inc.                              Corporation             IL           Inactive


               CIPSCO Investment Company                             Corporation             IL           Leasing and Energy-
                                                                                                          Related Investments

                    CIPSCO Securities Company                        Corporation             IL           Investments

                    CIPSCO Venture Company                           Corporation             IL           Civic and Economic
                                                                                                          Development

                         Effingham Development                       Limited                 IL           Investments
                         Building II, LLC                            Liability Co.

                         Mattoon Enterprise Park                     Limited                 IL           Investments
                         LLC                                         Liability Co.

                         MACC, LLC                                   Limited                 IL           Investments
                                                                     Liability Co.

                         Illinois Equity Fund 1992                   Limited                 IL           Investments
                                                                     Partnership

                         Illinois Equity Fund 1994                   Limited                 IL           Investments
                                                                     Partnership

                         Illinois Equity Fund 1996                   Limited                 IL           Investments
                                                                     Partnership

                         Illinois Equity Fund 1998                   Limited                 IL           Investments
                                                                     Partnership

                    CIPSCO Leasing Company                           Corporation             IL           Leveraged Leases

                         CLC Aircraft Leasing Co.                    Corporation             IL           Equipment Leasing

                         CLC Leasing Co. A                           Corporation             IL           Equipment Leasing

                         CLC Leasing Co. B                           Corporation             IL           Equipment Leasing

                         CLC Leasing Co. C                           Corporation             IL           Equipment Leasing

                    CIPSCO Energy Company                            Corporation             IL           Energy-Related
                                                                                                          Investments

                         CEC-APL-G Co.                               Corporation             IL           Equipment Leasing

                         CEC-APL-L Co.                               Corporation             IL           Equipment Leasing

                             CEC-APL L.P.                            Limited                 IL           Investments
                                                                     Partnership

                         CEC-PGE-G Co.                               Corporation             IL           Equipment Leasing

                         CEC-PGE-L Co.                               Corporation             IL           Equipment Leasing

                             CEC-PGE L.P.                            Limited                 IL           Investments
                                                                     Partnership

                         CEC-PSPL-G Co.                              Corporation             IL           Equipment Leasing

                         CEC-PSPL-L Co.                              Corporation             IL           Equipment Leasing

                             CEC-PSPL L.P.                           Limited                 IL           Investments
                                                                     Partnership

                         CEC-MPS-G Co.                               Corporation             IL           Equipment Leasing

                         CEC-MPS-L Co.                               Corporation             IL           Equipment Leasing

                             CEC-MPS L.P.                            Limited                 IL           Investments
                                                                     Partnership

                         CEC-ACE-G Co.                               Corporation             IL           Equipment Leasing

                         CEC-ACE-L Co.                               Corporation             IL           Equipment Leasing

                             CEC-ACE L.P.                            Limited                 IL           Investments
                                                                     Partnership

                         CEC-ACLP-Co.                                Corporation             IL           Energy

                             Appomattox Cogeneration                 Limited                 IL           Investments
                             L.P.                                    Partnership

               Ameren Energy, Inc.                                   Corporation             MO           Power & Gas Marketing,
                                                                                                          Energy Related


               Ameren Services Co.                                   Corporation             MO           Services to Ameren &
                                                                                                          Its Affiliates

               Ameren Development Company                            Corporation             MO           Energy Related

                    Ameren ERC, Inc.                                 Corporation             MO           Energy-Related


                                    BUSINESS

5. (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various nonutility subsidiaries.

                           Information  regarding  the general  character of the
                  business of AMC and its subsidiaries and information regarding the statistics relating to sales, purchases, operating revenues, and customers for AMC and its utility subsidiaries during the past five years can be found in the following documents, which are attached hereto as Exhibits 5(a)(1), 5(a)(2) and 5(a)(3), respectively: Items 1 and 6 of the Annual Report of AMC on Form 10-K for the period ending December 31, 1997 (File No. 1-14756); Items 1 and 6 of the Annual Report of CIP on Form 10-K for the period ending December 31, 1997 (File No. 1-3672); and Items 1 and 6 of the Annual Report of UEC on Form 10-K for the period ending December 31, 1997 (File No. 1-2967).

         (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

                           OMITTED BY PERMISSION OF THE STAFF.


                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

                  See Item 2 of the Annual Reports of AMC, CIP and UEC on Form 10-K for the period ending December 31, 1997 (File Nos. 1-14756, 1-3672, and 1-2967, respectively), which are attached hereto as Exhibits 5(a)(1), 5(a)(2) and 5(a)(3), respectively.

                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

                                                       Electric Energy       Gas
                                                             kWh             Mcf

         Total Annual Sales
         -----------------------------------------------------------------------

         Interstate Transactions:

         -----------------------------------------------------------------------

                  Name of State

         Delivered Out of State

         Received from Out of State

         -----------------------------------------------------------------------


                  UEC and CIP have on file with the Federal Energy Regulatory Commission their 1997 FERC Form 1's which include information related to the transmission of electric energy. These reports have also been provided as Exhibits G-1 and G-4, respectively.

                  UEC and CIP do not own and operate facilities for the transmission of gas in interstate commerce. They do purchase gas transportation and storage services for their retail customers from regulated interstate pipeline suppliers.


                             SECURITIES OUTSTANDING

8.  Submit  the  following  information   concerning  the  registrant  and  each
subsidiary thereof as of the latest available date:

                                   FUNDED DEBT
                                   -----------

         (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

                             AS OF DECEMBER 31, 1997

       BY PERMISSION OF THE STAFF, COLUMNS E THROUGH I HAVE BEEN OMITTED.

                                                                                                         Col. D
                                                                                 Col. C               Amount Issued
    Col. A.               Col. B                                            Amount Authorized          Less Retired
Name of Obliger       Title of Issue                                             ($000)                   ($000)
---------------       --------------                                        -----------------         -------------

CIP                   First Mortgage Bonds,                                          $ 50,000              $ 50,000
                      Series W-1, 7.125%,
                      Due May 15, 1999

CIP                   First Mortgage Bonds,                                          $ 33,000              $ 33,000
                      Series W-2, 8.50%,
                      Due May 15, 2022

CIP                   First Mortgage Bonds,                                          $ 50,000              $ 50,000
                      Series X, 7.50%,
                      Due July 1, 2007

CIP                   First Mortgage Bonds,                                          $ 23,000              $ 23,000
                      Series Y, 6.75%,
                      Due September 15, 2002

CIP                   First Mortgage Bonds,                                          $ 25,000              $ 25,000
                      Series Z-1, 6.00%,
                      Due April 1, 2000

CIP                   First Mortgage Bonds,                                          $ 40,000              $ 40,000
                      Series Z-2, 6.375%,
                      Due April 1, 2003

CIP                   First Mortgage Bonds,                                          $ 20,000              $ 20,000
                      Medium Term Note,
                      Series 1995-1, 6.49%,
                      Due June 1, 2005

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.52%,
                      Due March 15, 1999

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.60%,
                      Due September 15, 1999

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.680%,
                      Due March 15, 2000

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.75%,
                      Due September 15, 2000

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.83%,
                      Due March 15, 2001

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.89%,
                      Due September 15, 2001

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.94%,
                      Due March 15, 2002

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.96%,
                      Due September 15, 2002

CIP                   First Mortgage Bonds,                                          $  5,000              $  5,000
                      Medium Term Note,
                      Series 1997-1, 6.99%,
                      Due March 15, 2003

CIP                   First Mortgage Bonds,                                          $ 20,000              $ 20,000
                      Medium Term Note,
                      Series 1997-2, 6.73%,
                      Due June 1, 2001

CIP                   First Mortgage Bonds,                                          $ 20,000              $ 20,000
                      Medium Term Note,
                      Series 1997-2, 7.05%,
                      Due June 1, 2006

CIP                   First Mortgage Bonds,                                          $ 40,000              $ 40,000
                      Medium Term Note,
                      Series 1997-2, 7.61%
                      Due June 1, 2017

CIP                   Pollution Control Loan Obligations                             $ 20,000              $ 20,000
                      1990 Series A, 7.60%,
                      Due March 1, 2014

CIP                   Pollution Control Loan Obligations                             $ 32,000              $ 32,000
                      1990 Series B, 7.60%,
                      Due September 1, 2013

CIP                   Pollution Control Loan Obligations                             $ 35,000              $ 35,000
                      1993 Series A, 6.375%,
                      Due January 1, 2028

CIP                   Pollution Control Loan Obligations                             $ 17,500              $ 17,500
                      1993 Series B-1, 4.375%,
                      Due June 1, 2028

CIP                   Pollution Control Loan Obligations                             $ 17,500              $ 17,500
                      1993 Series B-2, 5.90%,
                      Due June 1, 2028

CIP                   Pollution Control Loan Obligations                             $ 35,000              $ 35,000
                      1993 Series C-1, 4.20%,
                      Due August 15, 2026

CIP                   Pollution Control Loan Obligations                             $ 25,000              $ 25,000
                      1993 Series C-2, 5.70%,
                      Due August 15, 2026

CIP                   Obligations under Lines of Credit                              $ 42,000              $ 21,000
                      which expire in 2002, weighted
                      average interest rate of 6.15%

UEC                   First Mortgage Bonds, 6.75% Series                             $100,000              $100,000
                      Due October 15, 1999

UEC                   First Mortgage Bonds, 8.33% Series                             $ 75,000              $ 75,000
                      Due December 16, 2002

UEC                   First Mortgage Bonds, 7.65% Series                             $100,000              $100,000
                      Due July 15, 2003

UEC                   First Mortgage Bonds, 6.875% Series                            $188,000              $188,000
                      Due August 1, 2004

UEC                   First Mortgage Bonds, 7.375% Series                            $ 85,000              $ 85,000
                      due December 15, 2004

UEC                   First Mortgage Bonds, 6.75% Series                             $148,000              $148,000
                      Due May 1, 2008

UEC                   First Mortgage Bonds, 7.40% Series                             $ 60,000              $ 60,000
                      Due May 1, 2020

UEC                   First Mortgage Bonds, 8.75% Series                             $125,000              $125,000
                      Due December 1, 2021

UEC                   First Mortgage Bonds, 8.25% Series                             $104,000              $104,000
                      Due October 15, 2022

UEC                   First Mortgage Bonds, 8.00% Series                             $ 85,000              $ 85,000
                      Due December 15, 2022

UEC                   First Mortgage Bonds, 7.15% Series                             $ 75,000              $ 75,000
                      Due August 1, 2023

UEC                   First Mortgage Bonds, 7.00% Series                             $100,000              $100,000
                      Due January 15, 2024

UEC                   First Mortgage Bonds, 5.45% Series                             $ 44,000              $ 44,000
                      Due October 1, 2028

UEC                   Subordinated Deferrable Interest                               $ 65,500              $ 65,500
                      Debentures, 7.69% Series, Due
                      December 15, 2036

UEC                   Missouri Environmental Improvement                             $160,000              $160,000
                      Revenue Bonds, 3.83%, 1984 A&B Series,
                      Due June 1, 2014

UEC                   Missouri Environmental Improvement                             $126,500              $126,500
                      Revenue Bonds, 3.61%, 1985A Series,
                      3.82%, 1985B Series, Due June 1, 2015

UEC                   Missouri Environmental Improvement                             $ 42,585              $ 42,585
                      Revenue Bonds, 3.86%, 1991 Series,
                      Due December 1, 2020

UEC                   Missouri Environmental Improvement                             $ 47,500              $ 47,500
                      Revenue Bonds, 3.83%, 1992 Series,
                      Due December 1, 2022

UEC                   Commercial Paper (1), Secured by Long-Term                     $300,000               $35,000
                      Line of Credit, 5.93%,
                      Due through December 31, 1999

UEC                   Revolving Credit Agreement,                                    $200,000                    $0
                      Due November 15, 1999

EEI                   Senior Medium Term Notes,                                      $ 60,000              $ 53,333
                      1991 Series, 8.60%, Due through 2005

EEI                   Senior Medium Term Notes,                                      $ 70,000               $62,222
                      1994 Series, 6.61%, Due through 2005

(1) See Note 6 of AMC's 1997 Annual Report to Stockholders provided as Exhibit F-1 hereto.



                                  CAPITAL STOCK
                                  -------------

         (b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                             AS OF DECEMBER 31, 1997

       BY PERMISSION OF THE STAFF, COLUMNS G THROUGH J HAVE BEEN OMITTED.


                                                                             Col. D
                                                                        Amount Reserved
                                                     Col. C               for Options,                                    Col. F
                                                     Amount                 Warrants,              Col. E              Amount Issued
   Col. A                    Col. B                Authorized             Conversions &           Additional           (Col. C Less
Name of Issuer            Title of Issue           By Charter              Other Rights        Amount Unissued        Cols. D and E)
-------------            ----------------          ----------              ------------        ---------------        --------------

AMC                      Common Stock,             400,000,000              4,000,000 (2)        258,784,538            137,215,462
                         $.01 par value

AMC                      Preferred Stock,          100,000,000                                   100,000,000                      0
                         $.01 par value

ADC(3)                   Common Stock,                  30,000                                        29,000                  1,000
                         $.01 par value

ERC(4)                   Common Stock,                  30,000                                        29,000                  1,000
                         $.01 par value

AME                      Common Stock,                  30,000                                        29,999                      1
                         $.01 par value

AMS                      Common Stock,                  30,000                                        29,000                  1,000
                         $.01 par value

EEI                      Common Stock,                  62,000                                                               62,000
                         $100 par value

CIP                      Common Stock,              45,000,000                                    19,547,627             25,452,373
                         no par value

CIP                      Cumulative Preferred        2,000,000                                     1,200,000                800,000
                         Stock, $100 par value

CIP                      Preferred Stock,            2,600,000                                     2,600,000                      0
                         without par value

Illinois Steam           Common Stock,                   1,000                                           900                    100
Inc.                     no par value

CIPS Energy Inc.         Common Stock,                   1,000                                           900                    100
                         no par value

CIC                      Common Stock,               1,000,000                                       999,900                    100
                         no par value

CSC                      Common Stock,               1,000,000                                       999,900                    100
                         no par value

CLC                      Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC                      Common Stock,               1,000,000                                       999,900                    100
                         no par value

CVC                      Common Stock,               1,000,000                                       999,900                    100
                         no par value

CLC-ALC                  Common Stock,               1,000,000                                       999,900                    100
                         no par value

CLCLCA                   Common Stock,               1,000,000                                       999,900                    100
                         no par value

CLCLCB                   Common Stock,               1,000,000                                       999,900                    100
                         no par value

CLCLCC                   Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-PGE-G Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-PGE-L Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-APL-G Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-APL-L Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-PSPL-G Co.           Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-PSPL-L Co.           Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-MPS-G Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-MPS-L Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-ACE-G Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-ACE-L Co.            Common Stock,               1,000,000                                       999,900                    100
                         no par value

CEC-ACLP Co.             Common Stock,               1,000,000                                       999,900                    100
                         no par value

UEC                      Common Stock,             150,000,000                                    47,876,166            102,123,834
                         $5 par value

UEC                      Preferred Stock,           25,000,000                                    22,204,905              2,795,095
                         without par value

UEC                      Preference Stock,           7,500,000                                     7,500,000                      0
                         $1 par value

UDC                      Capital Stock,                100,000                                        81,500                 18,500
                         $56 par value

(2) (as of 4/58/98)
(3) (Incorporated on 02/26/98)
(4) (Incorporated on 02/26/98)



                             CONTINGENT LIABILITIES
                             ----------------------

         (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

                           See  Note  10  of  AMC's   1997   Annual   Report  to
                 Shareholders, which has been provided as Exhibit F-1 hereto.


                                OTHER SECURITIES
                                ----------------

         (d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

                           Information    with   respect   to   AMC's   Dividend
                  Reinvestment and Stock Purchase Plan is set forth in the Registration Statement of AMC on Form S-3 (File No. 33-43721); information with respect to a savings investment plan is set forth in the Registration Statement of AMC on Form S-8 (File No. 33-43737); and information with respect to certain employee benefit plans is set forth in the Registration Statement of AMC on Form S-8 (File No. 33-43743), which are hereby incorporated by reference. Information with respect to UEC's stock option plans is set forth in Note 9 of AMC's 1997 Annual Report to Shareholders, which has been provided as Exhibit F-1 hereto.


                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to
         Item 8.


                  UEC Investments in System Securities as of December 31, 1997:

                                  Par/Stated                   Original          No. of                    Carrying
                                    Value                       Cost             Shares                     Value
                                    -----                       ----             ------                     -----

         UDC                      $1,036,000                 $1,036,000          18,500               $(12,120,486)
         EEI                      $2,480,000                 $2,480,000          24,800               $  3,533,787



                  CIP Investments in System Securities as of December 31, 1997:

                                  Par/Stated                   Original          No. of                    Carrying
                                    Value                       Cost             Shares                     Value
                                    -----                       ----             ------                     -----
         EEI                      $1,240,000                 $1,240,000          12,400                  $1,493,348
         CIPS Energy                  no par                     $1,000             100                      $1,000
         Illinois Steam               no par                     $1,000             100                      $1,000



               Other Investments in System Securities as of December 31, 1997:

                                  Par/Stated                   Original          No. of                    Carrying
                                    Value                       Cost             Shares                     Value
                                    -----                       ----             ------                     -----
         CIC                          no par                     $1,000             100                 $56,327,489
         CSC                          no par                     $1,000             100                 $52,393,288
         CLC                          no par                     $1,000             100                      $1,000
         CEC                          no par                     $1,000             100                      $1,000
         CVC                          no par                     $1,000             100                      $1,000
         CLC-ALC                      no par                     $1,000             100                      $1,000
         CLCLCA                       no par                     $1,000             100                      $1,000
         CLCLCB                       no par                     $1,000             100                      $1,000
         CLCLCC                       no par                     $1,000             100                      $1,000
         CEC-PGE-G Co.                no par                     $1,000             100                      $1,000
         CEC-PGE-L Co.                no par                     $1,000             100                      $1,000
         CEC-APL-G Co.                no par                     $1,000             100                      $1,000
         CEC-APL-L Co.                no par                     $1,000             100                      $1,000
         CEC-PSPL-G Co.               no par                     $1,000             100                      $1,000
         CEC-PSPL-L Co.               no par                     $1,000             100                      $1,000
         CEC-MPS-G Co.                no par                     $1,000             100                      $1,000
         CEC-MPS-L Co.                no par                     $1,000             100                      $1,000
         CEC-ACE-G Co.                no par                     $1,000             100                      $1,000
         CEC-ACE-L Co.                no par                     $1,000             100                      $1,000
         CEC-ACLP Co.                 no par                     $1,000             100                      $1,000


                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.


         (a) Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant:

                           The following holdings are investments held by CIC as
                  of December 31, 1997, in separately managed funds as indicated below. In accordance with the order of the Securities and Exchange Commission, these investments are to be liquidated within three years from the date of the Merger.


                                            Security                        Purchase        Market
         Company Name                       Type            Shares           Price           Value
         ------------                       ----            ------           -----           -----

         1. Gateway Index Risk Adjusted Program - A portfolio consisting of substantially all common stocks represented in the S&P 100 Index and hedged with S&P 100 and SP 500 Index options:

         Southern Company                   CS               1,400        $   17,618       $   36,225

         2. Spectrum Preferred Stock Portfolio - A portfolio of high quality fixed-dividend, utility sinking fund and perpetual preferred stocks hedged with financial futures and options:

         Dayton Power and Light             PS3.75           5,900        $  351,699       $  399,283
         Duke Power                         PS7.85           6,000        $  633,375       $  690,000
         Baltimore Gas & Electric           PS6.97           5,000        $  540,450       $  557,500
         Carolina Power & Light             PS4.20           9,828        $  609,088       $  751,842
         Florida Power & Light              PS6.75           6,000        $  600,000       $  666,000
         Idaho Power                        PS7.07           4,000        $  400,000       $  449,400
         Mississippi Power                  PS1.58          21,500        $  536,210       $  537,500
         Pacific Enterprises                PS4.50           8,695        $  555,215       $  699,948
         South Carolina E&G                 PS6.52           5,000        $  500,000       $  550,625
         S. California Edison               PS1.02          20,320        $  319,378       $  380,721
         San Diego Gas & El.                PS1.70          17,048        $  454,329       $  470,525
         Nthrn Indiana Pub Sv               PS4.50           5,642        $  409,327       $  450,683
         Montana Power Co.                  PS6.875          6,500        $  604,094       $  726,375
         Public Service E&G                 PS4.18          10,587        $  636,653       $  786,085
         PSI Energy                         PS6.875          6,000        $  577,650       $  666,000

         3. Flaherty & Crumrine Inc. - A portfolio of adjustable rate, sinking fund, and perpetual preferred stock hedged with financial futures and options:

         Northern States Pwr                PS ARP-a         2,400        $  211,550       $  238,800
         Northern States Pwr                PS ARP-b           300        $   29,137       $   29,850
         Alabama Pwr Co                     PS ARP           3,300        $   69,555       $   79,612
         Arizona Pub Svc Co                 PS ARP-Q         1,500        $  128,250       $  142,875
         Niagara Mohawk Pwr                 PS ARP-B        10,000        $  227,500       $  246,250
         Potomac Electric                   PS SF            2,825        $  142,182       $  145,134
         UGI Utilities, Inc                 PS SF            2,500        $  250,000       $  282,500
         New York St. Elec                  PS SK            2,000        $  192,900       $  206,750
         Puget Sound Engy                   PS SF            3,000        $  312,300       $  318,000
         Florida Power & Lt                 PS7.05           2,600        $  254,898       $  292,825
         Florida Power & Lt                 PS6.98           1,100        $  117,095       $  123,062
         No. States Pwr                     PS4.11           1,500        $   85,410       $  113,625
         Alabama Power                      PS6.40          10,950        $  258,030       $  275,118
         Baltimore Gas & El                 PS6.99           1,000        $  100,000       $  113,875
         Consolidated Edison                PS4.65           1,179        $   83,131       $  102,278
         Duke Energy                        PS7.00           3,510        $  391,365       $  402,772
         Monongahela Pwr                    PS7.73           6,000        $  589,875       $  692,250
         No. Indiana P.S.                   PS7.44           1,000        $   88,800       $  101,375
         Pacificorp                         PS1.28           6,836        $  123,689       $  153,126
         PSI Energy                         PS6.875          2,500        $  270,625       $  278,437
         Public Srv Colorado                PS4.90           2,500        $  182,500       $  213,437
         Montana Power                      PS6.875          1,800        $  177,346       $  201,375
         Rochester G&E                      PS4.95           1,822        $  117,082       $  154,870
         Illinois Power                     PS4.26           2,000        $   64,160       $   73,500
         Niagara Mohawk Pwr                 PS5.25           3,250        $  191,360       $  226,281
         Alabama Power                      TOPRS            8,000        $  188,400       $  201,500


         (b) Investments of the registrant and of each subsidiary thereof in the securities of other enterprises:

                       The  following  are  investments  in  securities of other
                  enterprises as of December 31, 1997, including investments in limited liability companies and limited partnerships.


                  1.  CIPSCO  Investment  Company
                      ---------------------------
                      a. CIPSCO  Securities  Company holdings:
                         -------------------------------------

                                            Security                        Purchase        Market
         Company Name                       Type            Shares           Price           Value
         ------------                       ----            ------           -----           -----

         Flaherty & Crumrine Inc. - A portfolio of adjustable rate, sinking fund
         , and perpetual preferred stock hedged with financial futures and options:

         J. P. Morgan                       PS ARP           6,500        $  525,572       $  602,062
         Republic NY Corp.                  PS ARP-d         7,400        $  165,575       $  181,300
         Bankamerica                        PS ARP           4,200        $  377,510       $  419,475
         Citicorp                           PS ARP-2         4,700        $  396,393       $  468,825
         Citicorp                           PS ARP-18       10,800        $  267,840       $  267,300
         First Chicago NBD                  PS ARP-B         1,750        $  143,781       $  175,000
         First Chicago NBD                  PS ARP-C         2,500        $  251,250       $  250,000
         Chase Manhattan                    PS ARP-L         6,800        $  626,100       $  680,850
         BankBoston Corp                    PS ARP-A         2,700        $  132,403       $  134,325
         BankBoston Corp                    PS ARP-B         8,200        $  375,887       $  407,950
         BankBoston Corp                    PS ARP-C         1,540        $  133,157       $  145,145
         Prudential Mgmt                    PS SK                4        $  345,476       $  392,000
         Travelers Group                    PS6.365          2,400        $  124,800       $  125,100
         Travelers Group                    PS6.231          7,050        $  356,940       $  363,075
         Travelers Group                    PS6.213          3,400        $  174,675       $  174,250
         Ford Motor Co.                     PS8.25          10,300        $  279,152       $  297,412
         Berkley W. R.                      PS7.375          5,000        $  128,850       $  128,125
         Chase Manhattan                    PS10.84         11,800        $  351,949       $  359,900
         Lehman Bros.                       PS5.00          18,000        $  424,436       $  612,000
         Fleet Finl Group                   PS6.75           6,400        $  293,760       $  353,600
         Fleet Finl Group                   PS9.35           6,900        $  174,530       $  189,750
         Heller Financial                   PS6.687          2,000        $  199,000       $  220,500
         Ahmanson                           PS8.40           5,000        $  130,875       $  126,875
         PP&L Capital                       TOPRS            7,500        $  191,250       $  191,250

         Gateway Index Risk Adjusted Program - a portfolio consisting of substantially all common stocks represented in the S&P 100 Index and hedged with S&P 100 and S&P 500 Index Options:

         Alluminum Co. Of Am.               CS                 400         $  13,860        $  28,150
         American Express                   CS                 900         $  43,899        $  80,325
         American General                   CS                 500         $   9,958        $  27,031
         American Int'l Group               CS               1,375         $  95,133        $ 149,531
         Ameritech                          CS               1,100         $  65,316        $  88,500
         Amoco Corp                         CS               1,000         $  65,841        $  85,125
         AT&T Corp                          CS               3,300         $ 143,095        $ 202,125
         Atlantic Richfield                 CS                 600         $  42,178        $  48,075
         BankAmerica Corp                   CS               1,400         $  49,154        $ 102,200
         Baxter International               CS                 600         $  14,319        $  30,263
         Bell Atlantic                      CS               1,475         $  92,495        $ 134,225
         Boeing Company                     CS               2,066         $  74,964        $ 101,105
         Bristol Myers Squibb               CS               1,900         $  98,384        $ 179,788
         Burlington Northern                CS                 300         $  25,562        $  27,881
         Chrysler Corp                      CS               1,400         $  37,962        $  49,263
         Cisco Systems                      CS               1,950         $  67,923        $ 108,713
         CitiCorp                           CS                 200         $  24,308        $  25,288
         Coca-cola Co.                      CS               4,800         $ 211,162        $ 319,800
         Colgate-Palmolive Co.              CS                 600         $  14,472        $  44,100
         Columbia/HCA                       CS               1,350         $  48,546        $  39,994
         Disney, Walt Company               CS               1,300         $  82,978        $ 128,781
         Dow Chemical Co.                   CS                 400         $  30,309        $  40,600
         DuPont Company                     CS               2,300         $  92,731        $ 138,144
         Eastman Kodak Co.                  CS                 700         $  49,266        $  42,569
         Exxon Corp.                        CS               4,800         $ 208,557        $ 293,700
         First Chicago NBD                  CS                 600         $  22,952        $  50,100
         Ford Motor Company                 CS               2,300         $  56,227        $ 111,981
         General Electric Co.               CS               6,400         $ 269,500        $ 469,600
         General Motors Corp.               CS               1,500         $  62,724        $  90,938
         H.J.Heinz Co.                      CS                 750         $  18,531        $  38,109
         Halliburton Co.                    CS                 500         $  13,675        $  25,969
         Hewlett Packard Co.                CS               2,100         $  82,502        $ 131,250
         Intel Corp.                        CS               3,200         $ 149,627        $ 224,800
         IBM                                CS               1,900         $ 120,051        $ 198,669
         International Paper Co.            CS                 600         $  18,613        $  25,875
         Johnson and Johnson                CS               2,700         $ 115,106        $ 177,863
         May Department Stores              CS                 500         $  20,357        $  26,344
         McDonalds Corp.                    CS               1,400         $  63,572        $  66,850
         MCI Communications                 CS               1,400         $  25,946        $  59,938
         Merck and Company                  CS               2,400         $ 174,068        $ 225,000
         Merrill Lynch and Co               CS                 600         $   7,797        $  43,763
         Microsoft Corp.                    CS               2,300         $ 323,005        $ 297,275
         Minnesota Mining                   CS                 800         $  53,556        $  65,650
         Mobil Corp.                        CS               1,600         $  81,862        $ 115,500
         Monsanto Company                   CS               1,200         $  18,413        $  50,400
         NationsBank Corp.                  CS               1,500         $ 101,307        $  91,219
         Northern Telecom                   CS                 500         $  14,837        $  44,500
         Oracle Systems                     CS               2,000         $  49,129        $  44,625
         Pepsico Inc.                       CS               3,100         $  73,526        $ 112,956
         Pharmacia & Upjohn                 CS               1,060         $  40,665        $  38,823
         Raytheon Co.                       CS                 596         $  11,518        $  29,967
         Schlumberger Ltd.                  CS               1,000         $  48,227        $  80,500
         Sears Roebuck                      CS                 800         $  31,656        $  36,200
         Texas Instruments                  CS                 800         $  44,256        $  36,000
         United Technologies                CS                 500         $  11,744        $  36,406
         Walmart                            CS               4,400         $ 108,574        $ 173,525
         Xerox Corp.                        CS                 600         $  30,012        $  44,288


                      b.  CIPSCO Venture Company holdings:
                          --------------------------------

         Total equity interest in the investments listed below, except for the Illinois Equity Funds which is provided separately below, is $869,205.

         Effingham Development Building II LLC
                A 40% equity interest, but not the managing member, in the above named limited liability company. No established market value.

         Mattoon Enterprise Park, LLC
                A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

         MACC, LLC
                A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.

         Illinois Equity Funds - 1992, 1994, 1996, and 1998 Limited Partnerships
                Various ownership interests of not more than 10% in four limited partnerships. Total commitment to all limited partnerships of $3.5 million. No established market value.

                      c.  CIPSCO Energy Company
                          ---------------------

         Total  current  asset  book  value  of  investments   listed  below  is
         $30,742,327:

         Appomattox Cogeneration L.P.
                A 24.75% limited partnership interest in the above named Limited Partnership. This investment is held in CEC-ACLP Company, a subsidiary of CIPSCO Energy Company. No established market value.

         CEC-PGE, LP
                A 51% limited partnership interest in the above named Limited Partnership. 1% and 50% of this investment is held in CEC-PGE-G Company and CEC-PGE-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

         CEC-APL, LP
                A 51% limited partnership interest in the above named Limited Partnership. 1% and 50% of this investment are held in CEC-APL-G Company and CEC-APL-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

         CEC-PSPL, LP
                A 51% limited partnership interest in the above named Limited Partnership. 1% and 50% of this investment are held in CEC-PSPL-G Company and CEC-PSPL-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

         CEC-ACE, LP
                A 100% limited partnership interest in the above named Limited Partnership. 1% and 99% of this investment are held in CEC-ACE-G Company and CEC-ACE-L Company, respectively, - both subsidiaries of CIPSCO Energy Company. No established market value.

         CEC-MPS, LP
                A 100% limited partnership interest in the above named Limited Partnership. 1% and 99% of this investment are held in CEC-MPS-G Company and CEC-MPS-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

                      d.  CIPSCO Leasing Company
                          ----------------------

         Total  current  asset  book  value  of  investments   listed  below  is
         $34,909,476:

                A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name CIPSCO Leasing Company.

                A 25%  undivided  interest in a  leveraged  lease  financing  of
                various  oil  and  gas  production   equipment  held  under  the
                subsidiary name CLC Leasing Company A.

                A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

                A 100% interest in a leveraged lease financing of certain commercial properties held under the subsidiary name CLC Leasing Company B.

                  2. Union Electric Company
                     ----------------------

                                            Security                                         Purchase             Market
         Company Name                       Type                              Shares          Price                Value
         ------------                       ----                              ------          -----                -----
         EnviroTech Investment
         Fund, LLC

                Active Power, Inc.          CPS - Series B                   246,306         $108,000              $150,710
                                            CPS - Series C                   115,108         $ 48,000              $ 48,000
                AutomationSolutions         CPS                               71,270         $122,219              $122,219
                   Int'l LLC                CS                                37,448         $ 34,557              $ 34,557
                Cycloid Company             CPS - Series B                     2,768         $ 82,555              $ 82,555
                                            CPS - Series C                       923         $ 15,000              $ 15,000
                                            9% Note                                          $ 22,500              $ 22,500
                Inframetrics, Inc.          Class B CS                         7,235         $ 63,839              $ 63,839
                Lightware, Inc.             CPS - Series A                   478,130         $ 81,000              $ 81,000
                NSA Engineering,            CPS - Series A                   171,429         $ 20,571              $ 20,571
                   Inc.
                OK International,           CPS - Series D                   420,235         $107,160              $107,160
                   Inc.
                Progressive System          CPS - Series A                 1,032,635         $ 68,774              $ 68,774
                   Technologies, Inc.
                Valdor Fiber Optics,        CPS - Series A                   332,355         $ 34,558              $ 34,498
                   Inc.


                      a.  Union Electric Development Corporation
                          --------------------------------------

         Gateway Energy Alliance LLC
                A total of $429,792 was invested in a 50% interest in the above named Limited Liability Corporation which is proposing to develop a chilled water/steam project in the St. Louis area. No established market value.

         CellNet Data Systems, Inc.
                Common Stock    536,193 shrs    cost: $9,999,999   market value:
                $4,155,496.

         Gateway National Bank
                Preferred Stock - private placement        $30,000
                Preferred Stock - 6% Senior perpetual      $30,000

         Kiel Center Corporation, Kiel Investors, LP and Clark Enterprises, Inc.
                Capital contributions related to an investment in the development of the Kiel Center, a 20,000 seat multipurpose arena located in downtown St. Louis, Missouri, amounted to $6,208,303 as of 12/31/97. No established market value.

         St. Louis Equity Funds
                Real estate investment funds that finance rental housing developments in St. Louis, Missouri, including the Union Electric Company service territory. There are nine limited partnerships with the Company's total contributions as of 12/31/97 of $2,745,453. No established market value.

         Gateway Energy Systems, LLC
                A 49% interest in the above named Limited Liability Company amounting to $237,500. No established market value.

         Housing Missouri Funds
                Real estate investment funds that finance rental housing developments in Missouri outside the St. Louis area. There are two limited partnerships with the Company's total contributions as of 12/31/97 of $34,004. No established market value.

         Notes:
         ------
         CS       Common Stock
         PS       Preferred Stock
         CPS      Convertible Preferred Stock
         ARP      Adjustable Rate Preferred Stock
         TOPRS    Taxable Preferred Stock
         SK       Sinking Fund


                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (which amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

         (a)      Debts owed to associate companies at December 31, 1997:


                  The following table provides intercompany receivables and payables as of December 31, 1997:

         Name of                 Name of                                       Rate of        Date of
         Debtor                  Creditor                   Amount Owed       Interest       Maturity
         ------                  --------                   -----------       --------       --------

         EEI                     CIP                        $   827,930         None            N/A
         UEC                     EEI                        $   972,784         None            N/A
         CIP                     EEI                        $   468,919         None            N/A
         UEC                     UDC                        $ 1,978,813         None            N/A
         UDC                     UEC                        $ 3,928,721         None            N/A
         CIP                     UEC                        $ 1,710,334         None            N/A
         AMC                     UEC                        $   106,147         None            N/A
         EEI                     UEC                        $ 2,301,587         None            N/A
         CIC                     AMC                        $   204,952         None            N/A
         CIC                     CSC                        $26,171,576         None            N/A



              The following table provides intercompany notes receivable/payable as of December 31, 1997:

         Name of                 Name of                                       Rate of        Date of
         Debtor                  Creditor                   Amount Owed       Interest       Maturity
         ------                  --------                   -----------       --------       ---

         UDC                     UEC                       $ 27,962,500         8.5%            N/A
         CIC                     CLCLCB                    $    180,647         7.0%        12/31/2003
         CIC                     CEC-PSPL-G                $     40,342         8.0%        12/31/2000
         CIC                     CEC-MPS-G                 $     46,608         8.0%        12/31/2000
         CIC                     CSC                       $ 18,374,786         None            N/A
         CIC                     CEC                       $     75,000         None            N/A
         CSC                     CLC                       $  1,136,570         7.0%        11/25/2003
         CSC                     CLC-ALC                   $  2,494,877         7.0%        12/26/2000
         CSC                     CLCLCA                    $  1,316,567         7.0%        12/19/1999
         CEC-PGE-L               CIC                       $  2,495,027         8.0%        12/31/2000
         CEC-APL-G               CIC                       $     27,568         8.0%        12/31/2000
         CEC-APL-L               CIC                       $  3,975,804         8.0%        12/31/2000
         CEC-PSPL-L              CIC                       $  1,047,901         8.0%        12/31/2000
         CEC-MPS-L               CIC                       $  1,364,498         8.0%        12/31/2000
         CEC-ACE-L               CIC                       $  3,779,695         8.0%        12/31/1999
         CEC-ACLP                CIC                       $  6,012,500         8.0%        12/31/2004
         CVC                     CIC                       $    460,239         8.0%        12/31/2009
         CVC                     CIC                       $    163,578         8.0%        02/22/2011
         CVC                     CIC                       $    110,000         8.0%        10/02/2012


         (b) Debts owed to others at December 31, 1997:

                       OMITTED BY PERMISSION OF THE STAFF.


                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

                                                                                                  Total 1997        Expiration
         Lessee     Lessor                                Items(s) Leased                           Payments          Date
         ------     ------                                ---------------                           --------          ----

         UEC        IBM                                   Computer software                      $ 1,039,861            N/A
         UEC        SAS Institute                         Computer software                      $   121,621            N/A
         UEC        Com-Lease                             Microfiche                             $    51,645        04/01/2001
         UEC        Comdisco                              Computer tape drives                   $   231,936        07/24/1999
         UEC        Gateway Fuel Co.                      Nuclear fuel                           $31,362,000        11/26/2029
         UEC        C.T.Lawlor & E.A.Lawlor               Training facilities                    $   223,200        09/23/2007
         UEC        Deutsch Enterprises                   Furniture storage                      $    56,844        07/01/1998
         UEC        Somiju Real Estate                    Office space                           $    56,550        07/31/1999
         CIP        IBM                                   Mainframe computers                    $   392,448        12/31/1999
         CIP        IBM                                   Computers/software                     $   441,768        12/31/1999
         CIP        IBM                                   Computer services                      $    57,264        12/31/1999
         CIP        Levi Ray Shoup                        Computer software                      $   142,000            N/A
         CIP        James Martin                          Computer software                      $   150,000            N/A
         CIP        Candle Corp.                          Computer software                      $    73,376            N/A
         CIP        Legent Corp.                          Computer software                      $    90,993            N/A
         CIP        IBM                                   Computer software                      $   936,054            N/A
         CIP        Walker Interactive Systems            Computer software                      $   101,640            N/A
         CIP        Sterling Software                     Computer software                      $    56,700            N/A
         CIP        Time Share                            Computer software                      $   133,350            N/A
         CIP        Assoc. Elec. Coop. Inc.               Generator/transformer                  $    96,000            N/A
         CIP        DOBL Engineering                      Electric test equipment                $    51,000            N/A


                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

         Securities sold in last five years by UEC:



                                                         Proceeds                                   Name of           Underwriters
                                                       Received By           Approximate           Principal           Initial
                             Amount Issued           Issuer Per $100         Expenses of         Underwriters or       Offering
Title of Issues              or Sold ($000s)         (Before Expenses)      Issuer per $100        Purchasers        Price per $100
---------------              ---------------         -----------------      ---------------        ----------        --------------

First Mortgage                      $188,000               $98.588                  $0.675       Salomon                $99.263
Bonds, 6-7/8%                                                                                    Brothers Inc.
Series Due
August 1, 2004

First Mortgage                      $148,000               $98.829                  $0.750       Salomon Brothers       $99.579
Bonds, 6-3/4%                                                                                    Inc.
Series Due
May 1, 2008

First Mortgage                       $75,000               $98.003                  $0.875       Salomon Brothers       $98.878
Bonds, 7.15%                                                                                     Inc.
Series Due
August 1, 2023

First Mortgage                       $44,000               $98.269                  $0.955       Goldman, Sachs         $99.224
Bonds (Environmental                                                                             & Co.
Improvement Series)(5)

Preferred Stock,                     $33,000               $99.125                  $0.875       Goldman, Sachs         $100.00
$7.64 Series                                                                                     & Co.

Preferred Stock,                  $41,437.50              $24.2125                  $0.785       Smith Barney            $25.00
$1.735 Series                                                                                    Shearson Inc.

First Mortgage                      $100,000               $98.935                  $0.875       Salomon Brothers       $99.810
Bonds, 7% Series                                                                                 Inc.
Due January 15, 2024

Series A Subordinated                $65,500                $99.00                   $1.00       Lehman Brothers        $100.00
Deferrable Interest
Debentures, 7.69%
Series Due
December 15, 2036

(5) Issued in the name of State Enviromental Improvement and Energy Resources Authority of the State of Missouri.


         Securities sold in last five years by CIP:



                                                         Proceeds                                   Name of         Underwriters
                                                       Received By           Approximate           Principal         Initial
                             Amount Issued           Issuer Per $100         Expenses of         Underwriters or     Offering
Title of Issues              or Sold ($000s)         Before Expenses)      Issuer per $100        Purchasers      Price per $100
---------------              ---------------         ----------------      ---------------        ----------      --------------

Pollution Control                    $35,000                  $98.599               $0.640       Goldman, Sachs          $99.645
Revenue Refunding                                                                                & Co.
Bonds, 1993 Series A,
6-3/8% Series, Due
January 1, 2028

First Mortgage Bonds,                $25,000                  $98.969               $0.282       Morgan Stanley          $99.594
6% Series, Due                                                                                   & Co. Inc.
April 1, 2000

First Mortgage Bonds,                $40,000                  $98.890               $0.282       Morgan Stanley          $99.540
6-3/8% Series, Due                                                                               & Co. Inc.
April 1, 2003

Preferred Stock,                     $30,000                  $98.625               $0.585       Smith Barney,           $100.00
1993 Auction Series A,                                                                           Harris Upham
Rate - Various                                                                                   & Co. Inc.

Pollution Control                    $17,500                  $99.356               $0.903       Morgan Stanley          $100.00
Revenue Refunding                                                                                & Co. Inc.
Bonds, 1993 Series
B-1, 4-3/8%, Due
June 1, 2028

Pollution Control                    $17,500                  $99.126               $0.903       Morgan Stanley          $100.00
Revenue Refunding                                                                                & Co. Inc.
Bonds, 1993 Series
B-2, 5.90%, Due
June 1, 2028

Pollution Control                    $35,000                  $99.377               $0.496       Smith Barney            $100.00
Revenue Refunding                                                                                Shearson Inc.
Bonds, 1993 Series
C-1, 4.20%, Due
August 15, 2026

Pollution Control                    $25,000                  $99.227               $0.496       Smith Barney            $100.00
Revenue Refunding                                                                                Shearson Inc.
Bonds, 1993 Series
C-2, 5.70%, Due
August 15, 2026

Preferred Stock,                     $12,500                  $24.725               $1.049       Smith Barney             $25.00
6.625% Series                                                                                    Shearson Inc.

First Mortgage Bonds,                $20,000                  $99.375               $0.912       Smith Barney            $100.00
Medium Term Note,                                                                                Inc.
1995-1, 6.49% Series,
Due June 1, 2005

First Mortgage Bonds,                $45,000                 $99.633                $0.383       Smith Barney            $100.00
Medium Term Notes,                                                                               Inc.
1997-1, 6.52% - 6.99%,
Due March 15, 1999 -
March 15, 2003

First Mortgage Bonds,                $80,000                 $99.413                $0.326       Smith Barney            $100.00
Medium Term Notes,                                                                               Inc.
1997-2, 6.73% - 7.61%,
Due June 1, 2001 -
June 1, 2017


                 AGREEMENT FOR FUTURE DISTRIBUTION OF SECURITIES

    14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary.

                           Certain information regarding agreements with respect
                  to future distribution of securities of AMC and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.D of the Application/Declaration of AMC on Form U-1, as amended in File No. 70-8945; Registration statement of AMC on Form S-3 with respect to AMC's Dividend Reinvestment and Stock Purchase Plan in File No. 33-43721; the Registration statement of AMC on Form S-8 with respect to a savings investment plan in File No. 33-43737; and the Registration statement of AMC on Form S-8 with respect to certain employee benefit plans in File No. 33-43743. Information regarding UEC's stock option plans is set forth in
                  Note 9 of AMC's 1997 Annual Report to Shareholders, which has been provided as Exhibit F-1 hereto.

         (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

                           The  beneficiaries  of  the  employee  benefit  plans
                  referred to above may be deemed to have a financial interest in the Registrant or affiliated companies thereof by virtue of their employment relationship with the Registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.


                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

    15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

         (a) The twenty largest registered holders of the common stock of Ameren Corporation, as of its most recent dividend record date:

                           AMC  shares  can  be  held  by  certificate,  through
                  dividend reinvestment plans, through employee investment plans, through investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, AMC has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, AMC is only able to provide information as to shares registered with AMC.

                           The following  table sets forth AMC's twenty  largest
                      registered shareholders on the books as of March 6, 1998:



                  SHAREHOLDER                                        SHARES HELD     % OF OUTSTANDING
                  -----------                                        -----------     ----------------

                  CEDE & CO.                                          88,420,877           64.44%
                  Box 20
                  Bowling Green Station
                  New York, NY 10004

                  UBALANCE                                             4,987,421            3.63%
                  c/o Ameren Services
                  Investor Services Dept.
                  P.O. Box 66887
                  St. Louis, MO 63166-6887

                  CBALANCE                                             2,014,241            1.47%
                  c/o Ameren Services
                  Investor Services Dept.
                  P.O. Box 66887
                  St. Louis, MO 63166-6887

                  ALLEN W PIKE TR                                        100,000            0.07%
                  UA May 4 83
                  Allen W. Pike Revocable Trust
                  20 Chestnut St., N10
                  Exeter, NH 03833-1881

                  SOUTHERN REAL ESTATE & FINANCIAL CO.                    56,973            0.04%
                  705 Olive St.
                  St. Louis, MO 63101-2234

                  HART SECURITIES LTD.                                    51,500            0.04%
                  c/o Anthony Bonanno
                  Gibson Dunn & Crutcher
                  1050 Connecticut Ave., NW #900
                  Washington, DC 20036-5320

                  GORDON IMLAY                                            51,500            0.04%
                  470 Wood Ave., SW
                  Suite 3A
                  Bainbridge Island, WA 98110-2749

                  HOW & CO.                                               43,871            0.03%
                  c/o The Northern Trust Co.
                  Attn:  Capital Structure
                  801 So. Canal St., C-1N
                  Chicago, IL 60607-4515

                  DAVID WUE & COMPANY LTD                                 33,000            0.02%
                  Rm. 608 CC WU Bldg.
                  302-308 Hennessy Rd.
                  Wanchai, Hong Kong

                  HART SECURITIES LTD.                                    30,900            0.02%
                  c/o Anthony Bonanno
                  Gibson Dunn & Crutcher, Ste. 900
                  1050 Connecticut Ave., NW
                  Washington, DC 20036-5303

                  A. G. EDWARDS & SONS, INC.                              29,196            0.02%
                  1 No. Jefferson
                  St. Louis, MO 63103-2205

                  SMITH BARNEY INC.                                       26,532            0.02%
                  333 W. 34th St., 3rd Fl.
                  New York, NY 10001-2402

                  ANN M. FELKINS &                                        25,376            0.02%
                  BARBARA A. PETERS, JT TEN
                  403 Neosho
                  Park Forest, IL 60466-2324

                  DORIS FESSER                                            24,726            0.02%
                  c/o Virginia L. Achenbach POA
                  503 W. Vine St.
                  Taylorville, IL 62568-1837

                  OZEE TERMINALS INC.                                     23,793            0.02%
                  123 North 15th Street
                  P.O. Box 605
                  Mattoon, IL 61938-3927

                  ALFRED N. KOPLIN                                        20,345            0.01%
                  21 Spinning Wheel Rd.
                  Hinsdale, IL 60521-2930

                  GASPARE DELLE DONNE &                                   19,993            0.01%
                  DOMENICA D. DONNE, JT TEN
                  103 Tell St.
                  Providence, RI 02909-1526

                  JOSEPH L. GRANA &                                       18,462            0.01%
                  RUTH ANN GRANA, TR
                  UA Oct 7 91 Joseph &
                  Ruth Ann Grana Family Trust
                  9722 Crestwick Dr.
                  St. Louis, MO 63128-1104

                  STIFEL NICOLAUS & CO. INC.                              17,919            0.01%
                  500 North Broadway
                  St. Louis, MO 63102-2110

                  JOSEPH D. SIMMONS, TR                                   17,549            0.01%
                  UA Jan 28 93
                  Joseph D. Simmons Trust
                  435 E. Cherry St.
                  P.O. Box 310
                  Kirkwood, IL 61447-0310



         (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

                           At the most  recent  record  date,  there were 10,518
                  shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 109,606,298.

         (c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

                           At the most recent  record  date,  there were 133,054
                      shareholders holding less than 1,000 shares. The aggregate number of shares held by these shareholders was 27,609,164.


                        OFFICERS, DIRECTORS AND EMPLOYEES

    16. (a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

                State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

         (b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

         (c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

         (d)    Contracts.   If  any  such  director,  trustee,  or  officer  as
                aforesaid:

                (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,
                (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,
                (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

         (e) Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
                Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

                     By  permission  of the Staff,  information  required  to be disclosed pursuant to Items 16(a) through 16(e) is not set forth herein. In lieu thereof, information in respect thereof is set forth in the Proxy Statements of AMC, CIP and UEC distributed in connection with the 1998 Annual Meetings of Shareholders or in the Annual Reports on Form 10-K for the year ending December 31, 1997 for such companies, and such information is hereby incorporated by reference.


                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

    17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

              To the best knowledge of AMC's management, there is no such interest.


                   SERVICE, SALES, AND CONSTRUCTION CONTRACTS

    18. As to each service, sales, or construction contract (as defined in paragraphs (19) to(21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

                  See the General Services Agreement between AMS and AMC, UEC, CIP, CIC, ADC and ERC, the form of which was filed as the Second Amended Exhibit B-4 to the Merger U-1, as amended, in File No. 70-8945, which is incorporated herein by reference. As additional agreements are subsequently entered into, copies will be provided by amendment.


                                   LITIGATION

    19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

         (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

         (2) Proceedings involving any franchise claimed by any such company;

         (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

         (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

         (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

                           Information  regarding  litigation  involving AMC and
                  its subsidiaries is set forth in the following documents, which are attached hereto as Exhibits 5(a)(1), 5(a)(2) and 5(a)(3), respectively: Item 3 of AMC's Annual Report on Form 10-K for the period ending December 31, 1997 (File No. 1-14756); Item 3 of CIP's Annual Report on Form 10-K for the period ending December 31, 1997 (File No. 1-3672); and Item 3 of UEC's Annual Report on Form 10-K for the period ending December 31, 1997 (File No. 1-2967).


                                    EXHIBITS

    EXHIBIT A.          Furnish   a   corporate   chart   showing    graphically
                        relationships  existing  between the  registrant and all
                        subsidiary  companies thereof as of the same date as the
                        information furnished in the answer to Item 8. The chart
                        should  show  the   percentage   of  each  class  voting
                        securities of each subsidiary owned by the registrant and by each subsidiary company.

                           Corporate  charts  of  Ameren   Corporation  and  its
                           subsidiaries have been provided as Exhibits A-1 through A-2.

    EXHIBIT B.          With respect  to  the  registrant  and  each  subsidiary
                        company thereof, furnish a copy of the charter, articles
                        of  incorporation,   trust    agreement,  voting   trust
                        agreement, or other fundamental document of organization
                        , and  a copy  of its  bylaws,  rules,  and regulations,
                        or other  instruments corresponding  thereto.   If  such
                        documents do  not set forth fully the rights, priorities
                        , and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution, or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

                            By permission of the Staff,  in lieu of the exhibits
                       required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the state of incorporation for AMC and each of its subsidiary companies; (ii) a brief description of every subsidiary company of AMC; and (iii) a brief description of every subsidiary company of AMC including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

    EXHIBIT C.         (a)      With respect to each class of funded debt  shown
                                in the answers to Items 8(a) and 8(c), submit  a
                                copy  of  the  indenture  or  other  fundamental
                                document defining the rights of the  holders  of
                                such security, and a copy  of each  contract  or
                                other instrument evidencing the liability of the
                                registrant  or a  subsidiary  company thereof as
                                endorser or guarantor of such security.  Include
                                a copy of each amendment of such document and of
                                each    supplemental   agreement,  executed   in
                                connection  therewith.  If  there  have been any
                                changes of  trustees  thereunder, such  changes,
                                unless otherwise shown,  should be  indicated by
                                notes  on  the  appropriate  documents.  No such
                                indenture or other  document  need  be filed  in
                                connection  with any  such  issue  if the  total
                                amount of securities that are now, or may at any
                                time   hereafter,  be  issued  and   outstanding
                                thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

                                     OMITTED BY PERMISSION OF THE STAFF.

                       (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

                                     OMITTED BY PERMISSION OF THE STAFF.

    EXHIBIT D.          A  consolidating   statement  of  income  and surplus of
                        the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

                            The financial statements of AMC and its subsidiaries
                        have been provided as Exhibits D-1 through D-5.


    EXHIBIT E.          For  each   public  utility   company  and  natural  gas
                        producing and pipe line property in the holding  company
                        system of the  registrant,  furnish the  following  maps
                        (properties   of   associate   companies   operating  in
                        contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

                       (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

                       (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:
                                (a)      Generating plants -- kind and capacity;

                                (b) Transmission lines -- voltage, number of circuits, kind of supports, kind and size of conductors;

                                (c)      Transmission substations -- capacity.

                                (d)      Distribution substation -- capacity.

                                (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

                       (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;


                       (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

                                (a)      Generating  plants --  kind  and  daily
                                         capacity;

                                (b)      Holders -- kind and capacity;

                                (c)      Compressor   stations  --  capacity  in
                                         horsepower;

                                (d) Transmission pipe lines -- size, approximate average transmission
                                         pressure  and   the   estimated   daily
                                         delivery capacity of the system;

                                (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises;

                                (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

                                         The maps have been provided as Exhibits
                                         E-1 through E-7.

    EXHIBIT F.          Furnish  an  accurate  copy  of each  annual  report for
                        the last  fiscal  year  ending  prior to the date of the
                        filing  of  this  registration   statement,   which  the
                        registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                            AMC's 1997 Annual  Report to  Shareholders  has been
                        provided as Exhibit F-1 hereto. Annual Reports on Forms 10-K for CIP and UEC have been provided hereto as Exhibits 5(a)(2) and 5(a)(3), respectively.

    EXHIBIT G.          Furnish  a  copy  of  each   annual  report  which   the
                        registrant  and each  public  utility subsidiary company
                        thereof  shall  have  filed  with  any  State Commission
                        having jurisdiction to regulate public utility companies
                        for  the last  fiscal year  ending  prior to the date of
                        filing this registration statement.  If any such company
                        shall have filed similar reports with more than one such
                        State commission,  the registrant  need file  a copy  of
                        only  one of such reports provided that notation is made
                        of  such  fact,  giving  the  names  of  the   different
                        commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                                Exhibit  G-1      1997 Annual  Report of   Major
                                                  Electric Utilities,  Licensees
                                                  and  Other of  Union  Electric
                                                  Company to the  Federal Energy
                                                  Regulatory Commission(Form 1).

                                Exhibit  G-2      1997 Annual Report  of   Major
                                                  Electric  Utilities, Licensees
                                                  and  Other of Union   Electric
                                                  Company to the Missouri Public
                                                  Service   Commission (Form 1).

                                Exhibit  G-3      1997 Annual Report of Electric
                                                  Utilities  Licensees    and/or
                                                  Natural Gas Utilities of Union
                                                  Electric   Company    to   the
                                                  Illinois  Commerce  Commission
                                                  (Form 21).

                                Exhibit  G-4      1997 Annual Report  of   Major
                                                  Electric Utilities,  Licensees
                                                  and Other of Central  Illinois
                                                  Public Service  Company to the
                                                  Federal  Energy     Regulatory
                                                  Commission (Form 1).

                                Exhibit  G-5      1997 Annual Report of Electric
                                                  Utilities   Licensees   and/or
                                                  Natural   Gas   Utilities   of
                                                  Central    Illinois     Public
                                                  Service   Compan     to    the
                                                  Illinois  Commerce  Commission
                                                  (Form 21).

                                Exhibit  G-6      1997 Annual  Report of Natural
                                                  Gas for Companies (Class A and
                                                  Class B)   of  Union  Electric
                                                  Company to the Missouri Public
                                                  Service Commission (Form 2).

                                Exhibit  G-7      1997  Annual Report  of  Union
                                                  Electric   Company   to    the
                                                  Missouri     Public    Service
                                                  Commission - Steam.


    EXHIBIT H.         Typical   forms   of  service,  sales,  or   construction
                       contracts described in answer to Item 18.

                             See the General Services  Agreement between AMS and
                        AMC, UEC, CIP, CIC, ADC and ERC, the form of which was filed as the Second Amended Exhibit B-4 to the Merger U-1, as amended, in File No. 70-8945, which is incorporated by reference. As additional agreements are subsequently entered into, copies will be provided by amendment.


    This registration statement is comprised of:

    (a) Pages numbered 1 to 31 consecutively.

    (b) The following Exhibits: the Exhibits shown on the attached exhibit index.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City and County of St. Louis and State of Missouri, on the 24th day of April, 1998.

                                                       Ameren Corporation



                                                   By:  /S/ DONALD E. BRANDT
                                                        --------------------
                                                           Donald E. Brandt
                                                    Sr. Vice President - Finance

    Attest:


    /S/ JAMES C. THOMPSON
    ---------------------
    James C. Thompson
    Secretary



                                  VERIFICATION

    STATE OF MISSOURI   )
                        )  SS
    CITY OF ST. LOUIS   )

         The undersigned, being duly sworn, deposes and says that he has duly executed the attached registration statement dated April 24th, 1998, for and on behalf of Ameren Corporation; that he is the Senior Vice President - Finance of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                                      /S/ DONALD E. BRANDT
                                                      --------------------
                                                          Donald E. Brandt

         Subscribed and sworn to before me this 24th day of April, 1998.



                                                              /S/ G. L. WATERS
                                                              ----------------
                                                                 G. L. Waters
                                                                 Notary Public

    My commission expires: mARCH 16, 1999





                                INDEX OF EXHIBITS

    EXHIBIT
    NUMBER      DESCRIPTION
    ------      -----------

    5(a)(1) Annual Report of Ameren Corporation on Form 10-K for the period ending December 31, 1997 (File No. 1-14756) (filed herewith on Form SE)

    5(a)(2) Annual Report of Central Illinois Public Service Company on Form 10-K for the period ending December 31, 1997 (File No. 1-3672) (filed herewith on Form SE)

    5(a)(3) Annual Report of Union Electric Company on Form 10-K for the period ending December 31, 1997 (File No. 1-2967) (filed herewith on Form SE)

    A-1 Corporate Chart of Ameren Corporation and its Subsidiaries (filed herewith on Form SE)

    A-2          Corporate   Chart   of   CIPSCO   Investment  Company  and  its
                 Subsidiaries (filed herewith on Form SE)

    D-1          Consolidating Financial Statements of Ameren Corporation

    D-2          Consolidating Financial Statements of CIPSCO Investment Company

    D-3          Consolidating Financial Statements of CIPSCO Leasing Company

    D-4          Consolidating Financial Statements of CIPSCO Energy Company

    D-5          Elimination Entries

    E-1 Map of service area of Ameren Corporation (filed herewith on Form SE)

    E-2 Map of Union Electric Company's electric facilities (filed herewith on Form SE)

    E-3 Map of Union Electric Company's electric transmission system (filed herewith on Form SE)

    E-4 Map of Central Illinois Public Service Company's electric facilities including transmission system (filed herewith on Form SE)

    E-5 Map of electric interconnections of Mid-America Interconnected Network, Inc. of which Union Electric Company and Central Illinois Public Service Company are members (filed herewith on Form SE)

    E-6 Map of Union Electric Company's gas delivery system (filed herewith on Form SE)

    E-7          Map   of   Central   Illinoi s  Public  Service  Company's  gas
                 transmission system (filed herewith on Form SE)

    F-1 Ameren Corporation's 1997 Annual Report to Shareholders (filed herewith on Form SE)

    G-1          1997 Annual Report of Major Electric  Utilities, Licensees  and
                 Other  of  Union  Electric  Company  to  the   Federal   Energy
                 Regulatory Commission (Form 1) (filed herewith on Form SE)

    G-2 1997 Annual Report of Major Electric Utilities, Licensees and Other of Union Electric Company to the Missouri Public Service Commission (Form 1) (filed herewith on Form SE)

    G-3 1997 Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities of Union Electric Company to the Illinois Commerce Commission (Form 21) (filed herewith on Form SE)

    G-4 1997 Annual Report of Major Electric Utilities, Licensees and Other of Central Illinois Public Service Company to the Federal Energy Regulatory Commission (Form 1) (filed herewith on Form SE)

    G-5          1997  Annual  Report of  Electric  Utilities  Licensees  and/or
                 Natural Gas Utilities of Central Illinois Public Service Company to the Illinois Commerce Commission (Form 21) (filed herewith on Form SE)

    G-6 1997 Annual Report of Natural Gas for Companies (Class A and Class B) of Union Electric Company to the Missouri Public Service Commission (Form 2) (filed herewith on Form SE)

    G-7 1997 Annual Report of Union Electric Company to the Missouri Public Service Commission - Steam (filed herewith on Form SE)